Vibe Ventures Inc.

Room 1707

219 Zhong Shan Wu Road

510030 Guangzhou, China

Email: vibeventuresinc@gmail.com

United States Securities and Exchange Commission

Washington, D.C. 20549

Division of Corporate Finance

Attention: Mr. Mark P. Shuman, Branch Chief – Legal

September 2, 2014

Dear Mr. Shuman:

We are replying to your letter dated August 7, 2014 and have the following comments.

GENERAL

1.	We have updated our disclosures where applicable. Specifically, we have updated our dilution disclosure on page 19 to be as of June 30, 2014. In addition, on page 25 we updated the asset and liabilities disclosure to be as of June 30, 2014 now.

SELECTED SUMMARY FINANCIAL DATA, PAGE 7

2.	We have updated our table through to June 30, 2014 as requested.

RISK FACTORS

10. GOVERNMENT CONTROL OF CURRENCY…PAGE 10

3.	The Note 6 disclosure refers specifically to the payment of certain expenses of the Company with USD and also that these payments were not affected by any potential risk of China’s government control of currency as noted in the Risk Factor #10. The Risk Factor #10, however, is specifically concerned with the potential risk of restriction when converting from Renminbi into USD within China which is not the case with the transaction disclosed in Note 6.

EXPERTS, PAGE 36

4.	We have removed the reference to financial statements as of February 28, 2014 and updated the reference to June 30, 2014 from the filing as requested.

FINANCIAL STATEMENTS FOR THE YEAR ENDED OCTOBER 31, 2012, PAGE 45

5.	The professional fees were renegotiated as it was determined by management that the state of the Company during that period did not warrant being billed for such amounts by the service provider. The Company believed the charges were in excess of the amount of professional work required. Accordingly, the service provider agreed to reduce their billings until such time the Company warrants increased services. The period these fees related to were for the year ending October 31, 2012.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, PAGE 69

6.	Our auditor has revised his audit opinion to be in compliance with your comments.

7.	The audit report has been revised to indicate that the same auditor audited the financial statements as of October 31, 2012 as well as the October 31, 2013 financial statements.

FINANCIAL STATEMENTS FOR THE YEAR ENDED OCTOBER 31, 2013, PAGE 70

8.	The financial statements for the year ended October 31, 2013 have been adjusted to properly reflect the draw down of the equity line of credit. Any draw-downs of the equity line of credit are paid directly to third parties on behalf of the Company.

REPORT OF INDEPENDENT REGISTERED ACCOUNTING FIRM, PAGE 77

9.	The review report issued by the auditor for the period ending June 30, 2014 has been revised to indicate an eight month period of reporting.

10.	The accountant’s report has been revised to indicate the proper date of issuance as July 11, 2014.

FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2014, PAGE 78

11.	We have revised our financial statements as requested.

BALANCE SHEETS, PAGE 78

12.	We have revised our balance sheets for October 31, 2013 as requested.

STATEMENT OF CASH FLOWS, PAGE 80

13. The draw down of the line of equity is shown as a non-cash item as the Company still owes this amount. The drawdown is now properly reflected in the Current Liabilities section of the balance sheet. The Accounts Payable balance for June 30, 2014 has now been properly accounted for as an Equity Line of Credit.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 6: RELATED PARTY TRANSACTIONS, PAGE 83

14.	We have rectified our note to be proper and disclose that the equity line of credit is not a related party transaction. We also confirm that Catalyst Capital approved of the payment options as disclosed in the note.

15.	We have removed any references to the equity line of credit from this note as it is not a related party transaction. The amount borrowed is disclosed in the balance sheet as of June 30, 2014.

EXHIBITS

EXHIBIT 16.1

16.	We attach a revised letter from the former accountant that complies with the requirement under Item 304(a)(3) of Regulation S-K.

EXHIBIT 23

17.	We will ensure that the consents are appropriately expanded in future filings.

The Company hereby acknowledges:

·         should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·         the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·         the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that you will find our revisions satisfactory. If you should have any questions, please do not hesitate to contact our office by email (vibeventuresinc@gmail.com) or contact our lawyer, Ms. Jill Arlene Robinson at jillarlene@jarepa.com, telephone 305-531-1174.

Yours truly,

Hong Mei Ma

President